UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2013

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 27, 2013, Stratus Technologies Bermuda Ltd. (the “Bermuda Issuer”) and Stratus Technologies, Inc. (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”), each a wholly-owned subsidiary of Stratus Technologies Bermuda Holdings Ltd., consummated the purchase of $5.0 million in principal amount of outstanding units (the “Units”), each comprised of $480 principal amount of 12% Senior Secured Notes due 2015 of the Bermuda Issuer and $520 principal amount of 12% Senior Secured Notes due 2015 of the U.S. Issuer.

The Units were purchased in accordance with the Issuers’ offer (the “Excess Cash Flow Offer”) to purchase Units, pursuant to the Indenture dated as of April 8, 2010, among the Issuers and The Bank of New York Mellon Trust Company, N.A., as trustee, and the Issuers’ Notice of Excess Cash Flow Offer dated as of May 22, 2013 (the “Offer Notice”).

The Excess Cash Flow Offer expired at 11:59 p.m., Eastern time, on June 20, 2013 (the “Expiration Time”). Because more than 5,000 Units were validly tendered and not withdrawn by holders of the Units pursuant to the Excess Cash Flow Offer, the Units purchased in the Excess Cash Flow Offer were purchased on a pro rata basis, as described in the Offer Notice and in accordance with the policies and procedures of The Depositary Trust Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: June 27, 2013	By:	/s/ Robert C. Laufer
Name: Robert C. Laufer
Title: Vice President and Treasurer